EXHIBIT 99.1

Press Release

L’Industreet officially opened by the French President

Total makes a commitment to youth training and employment

Paris, March 1st 2021 – French President Emmanuel Macron today officially opened with Patrick Pouyanné, Chairman and Chief Executive Officer of Total, L’Industreet in Stains (north of Paris) the campus for 18- to 25-year-olds with or without qualifications, thought up and funded by the Total Foundation. The campus will provide tuition-free training for 400 young people each year in the industry professions of tomorrow. Despite COVID-19, more than 60 young people already started training with L’Industreet in November 2020.

This initiative provides a practical response to the challenge of youth unemployment at a time when more than 200,000 industrial jobs are unfilled in France. Industry is undergoing profound changes with automation and digitalization, and it offers a wealth of opportunities for young people looking for a career path.

“It is an honor to welcome the French President here today to open L’Industreet. This campus is tangible proof of Total’s commitment to youth employment and training. L’Industreet is targeted primarily at those who leave school without any qualifications and are looking for a career, attracting them to the industries that are hiring. We have designed L’Industreet to really lead the way in training young people in the industrial trades of tomorrow, with one clear objective: a job for each graduate,” explains Patrick Pouyanné, Chairman and Chief Executive Officer of Total. “I would like to personally thank everyone who has been involved in this collective challenge over the last two years: the project and teaching team, as well as those involved in inclusion, employment and training in collaboration with professional organizations, local authorities and the French government, without whose support this project would not have come to fruition so quickly.”

Objective: a job for each graduate

L’Industreet will give young people the opportunity to acquire nationally recognized professional skills certification after 12 to 18 months of free training. The program focuses on five areas with high demand for applicants: automated production lines, non-destructive testing and inspection, power distribution terminals, digitalization of industrial facilities and attended robot multi-service maintenance.

Its innovative teaching approach mixes classroom and technical courses with immersive work experience, as well as the know-how needed to enter the world of work. Because the curriculum is individualized, students will be able to enroll throughout the year. At the end of the program, L’Industreet’s goal is for each young graduate to be in a position to find a job in industry, continue their studies or start their own business.

Concept: tuition-free education open to all

No specific background or qualification is required for a place in L’Industreet. The campus is intended for young people who are still searching for a career path. In addition, Total puts an emphasis on training an equal number of men and women to overcome the stubborn stereotypes associated with jobs in industry. Young people from all parts of France are able to apply at www.lindustreet.fr.

A place for living and learning

With its 11,000 m2 dedicated to learning, the campus is designed as a real place for living, comprising three 1,000 m2 workshops, 400 m2 of space dedicated to digital technology, 1,000 m2 of outdoor space and student accommodation. The campus is also easily accessible by public transport, with the RER D and the T11 tramline right next to the site. The project was designed with a low carbon footprint and is HQE Bâtiment Durable (sustainable building) certified. Solar panels supply some of the site’s power requirements.

Five key dates for L’Industreet:

- September 2017: start of the L’Industreet project

- November 2019: laying of the foundation stone

- June 2020: start of online applications to join L'Industreet

- November 2020: arrival of the first students

- March 2021: official opening of L’Industreet

***

About L’Industreet

L’Industreet, the campus specializing in new industrial skills, opened its doors in Stains in late 2020. It will eventually provide tuition-free training for around 400 18- to 25-year-olds with or without qualifications who have not found their way within the traditional system. It offers innovative and comprehensive teaching, customized courses and concrete projects. The objective is to enable everyone – male or female – to find employment in a sector that is recruiting. L’Industreet is a Total Foundation initiative to support youth training and employment.

About Total Foundation

Total Foundation covers the citizenship initiatives conducted every day worldwide by Total, its affiliates and its corporate foundation. Through this program, Total aims to contribute to the vitality of its host communities and regions, with a special focus on young people. Total Foundation works alongside partners in four priority areas: youth inclusion and education; road safety; climate, coastal areas and oceans; and cultural dialogue and heritage. Total Foundation is part of the Group’s community engagement and supports its ambition to become the responsible energy major.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.